iWallet Corporation

401 Ryland St., Ste. 200A

Reno, NV  89502

July 26, 2024

Division of Corporation Finance

U.S. Securities and Exchange Commission

Office of Manufacturing

100 F Street, N.E.

Washington, DC 20549

Attn:	Beverly Singleton Martin James

Re:	iWallet Corp Form 10-K for the Fiscal Year Ended December 31, 2023 Filed March 15, 2024 File No. 000-56347

Ladies and Gentlemen:

iWallet Corporation (the “Company” or “iWallet”) is hereby responding to the letter, dated July 1, 2024 (the “Comment Letter”), from the staff (the “Staff”) of the U.S. Securities and Exchange Commission, regarding the Company’s Annual Report on Form 10-K (the “Annual Report”). Immediately prior to the submission of this letter, the Company has filed an amended Annual Report on Form 10-K/A (the “Amended Annual Report”) via EDGAR.

The Company has responded to all of the Staff’s comments by revising the Annual Report to address the comments, by providing an explanation if the Company has not so revised the Annual Report, or by providing supplemental disclosure as requested. The Staff’s comments are repeated below in italics and followed by the Company’s response. Terms used but not otherwise defined herein have the meanings set forth in the Amended Annual Report.

Form 10-K for Fiscal Year Ended December 31, 2023

Item 8. Financial Statements, page 12

1.

Please amend your Form 10-K to also include the audit report of Pinnacle Accountancy Group of Utah (a dba of Heaton & Company, PLLC) covering your audited financial statements as of and for the year ended December 31, 2022. Refer to Rule 8-02 of Regulation S-X that requires audited financial statements for last two fiscal years in your filing. Please file a full amendment to your Form 10-K that includes Item 8 - Financial

Statements in its entirety, including both audit reports, and provide all required officer certifications.

Response: We acknowledge the Staff’s comment, and the Amended Annual Report includes both audit reports as of and for the fiscal years ending December 31, 2023, as well as December 31, 2022.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 13

2.

We note that you changed auditors from Pinnacle Accountancy Group of Utah (a dba of Heaton & Company, PLLC) to Victor Mokuolu, CPA PLLC for the fiscal year ended December 31, 2023. Please file an Item 4.01 Form 8-K to report this change in auditors pursuant to Item 304 of Regulation S-K. Note that as outlined in General Instruction B to Form 8-K you were required to report such a change within four business days after occurrence of the event.

Response: We acknowledge the Staff’s comment, and we filed a Current Report on Form 8-K regarding the change in auditors on July 3, 2024.

Item 9A. Controls and Procedures, page 13

3.

Please amend the filing to correctly include management's conclusion on your disclosure controls and procedures as of December 31, 2023. Your current disclosure incorrectly provides management's conclusion as of December 31, 2022. Please include all required officer certifications with your full amendment.

Response: We acknowledge the Staff’s comment, and the Amended Annual Report includes management’s conclusion regarding disclosure controls and procedures as of December 31, 2023.

Thank you for your assistance and review.

Sincerely,

iWallet Corporation

/s/ Steven Cabouli
Steven Cabouli
Chief Executive Officer